VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

January 31, 2018

Re: CGG

Applications for Qualification of Indenture on Form T-3 File Nos. 022-29048 and 022-29049

Ladies and Gentlemen:

We refer to the Applications for Qualification of Indenture on Form T-3 (File Nos. 022-29048 and 022-29049) (collectively, as amended, the “Form T-3”) of Alitheia Resources Inc., CGG S.A., CGG Holding B.V., CGG Holding (U.S.) Inc., CGG Marine B.V., CGG Land (U.S.) Inc., CGG Services (U.S.) Inc. and Viking Maritime Inc. (collectively, the “Applicants”), initially filed on August 30, 2017 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indentures governing the First Lien Senior Secured Notes due 2023 and Second Lien Senior Secured Notes due 2024.

On November 24, 2017 and January 26, 2018, the Applicants respectively filed Amendments No. 1 and No. 2 to each of the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that they may become effective at or prior to 5:30 p.m. (Eastern time) on February 2, 2018 or as soon as reasonably practicable thereafter.

Please contact Luis Roth of Linklaters LLP at +33 1 5643 5842 or luis.roth@linklaters.com to confirm the effectiveness of the Form T-3.

Yours sincerely

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

CGG

Tel: 01 64 47 45 00 Fax: 01 64 47 34 31 cgg.com	Tour Maine – Montparnasse 33, avenue du Maine 75015 Paris, France Société Anonyme au capital de 221 331 € N° 969 202 241 RCS Paris – code TVA UE : FR 16 969 202 241 – APE : 7010Z